Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

January 11, 2011

VIA EDGAR ONLY

Ms. Kenya Gumbs, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:         DNA Brands, Inc.
Your Letter dated December 22, 2010
Form 8-KA2 Filed December 8, 2010
File No. 000-53086

Dear Ms. Gumbs:

Filed electronically herewith on behalf of the above referenced registrant (the “Registrant” or “Company”) is Amendment No. 3 to the Form 8-K, as well as Form 10-Q/A1 (the “Amendments”), each submitted in response to the staff’s written comments of December 22, 2010. This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.

Form 8-K/A filed December 8, 2010

Comment No. 1

In determining whether to recognize a loss on the extinguishment of debt with its officers, the Company referenced both ASC 470 – Debt and ASC 850 – Related Party Disclosures for guidance. ASC 470-50-40-2 states:

A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains and losses shall not be amortized to future periods. If upon extinguishment of debt the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges shall be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.  (emphasis added).

Ms. Kenya Gumbs, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
January 11, 2011

The ASC glossary defines related parties as:

a.           Affiliates of the entity;
b.
Entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity;

c.	Trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management;
d.           Principal owners of the entity and members of their immediate families;
e.           Management of the entity and members of their immediate families;
f.
Other parties with which the entity may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests;

g.
Other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.  (emphasis added)

The glossary further defines management as:

Persons who are responsible for achieving the objectives of the enterprise and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the chief executive officer, chief operating officer, vice presidents in charge of principal business functions (such as sales, administration, or finance), and other persons who perform similar policymaking functions. Persons without formal titles also may be members of management.  (emphasis added).

While ASC 850-10-50-5 states:

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

Ms. Kenya Gumbs, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
January 11, 2011

The Company considered the role of the related parties in the transaction. Each of the officers functions as a member of the Company’s board of directors. The Company has no other officers or board members. As such, the officers possess solely the power to direct or cause the direction of the management and policies of the Company; otherwise defined as control in the ASC glossary.

The loans made to the Company by the officers were issued incrementally, as needed, since 2006 without any formal payment terms or convertible terms. The proceeds of the loans were utilized to fund the Company’s operations. Neither of the officers has drawn a cash salary since the Company’s inception.

In both 2010 and 2009, the officers agreed to accept common stock from the Company as consideration to satisfy, or extinguish, principal amounts outstanding.  The officers determined and authorized the conversion terms of these transactions.  In each occurrence, the number of common shares issued by the Company held a fair market value in excess of the loan amounts (if fair market value was solely determined by multiplying the number of shares issued times the quoted closing price of the Company’s securities on the relevant date) retired on the date of conversion. At the time of conversion the Company’s common shares were quoted on the “Pink Sheets” and were closely held and thinly traded.  As such, published market quotes of the Company’s common shares are highly volatile and sensitive to trading variations.

The Company considered the guidance offered under both ASC 470-50-40-2 and ASC 470-50-40-3.  It determined that the extinguishment of the related party debt more closely represents a capital transaction.  Furthermore, the Company believes that recording of a loss on the extinguishment of the related party debt would artificially inflate the actual amount of capital invested into the Company on its financial statements.

Based upon the aforesaid, it is respectfully submitted that the conversion of the debt into shares of the Company’s common stock should be accounted for at the carrying value of the loans payable.

Comment No. 2

Comment complied with.  Please see pages 3 and 10 of the Company’s Form 10-Q/A1.

Ms. Kenya Gumbs, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
January 11, 2011

Comment No. 3

The number of preferred shares authorized has been adjusted to agree to the balance sheet.  Please see page 16 of the Company’s Form 10-Q/A1 and page F-36 of the Company’s Form 8-K/A3.

Comment No. 4

A schedule that reconciles the change in equity account balances from DNA Beverage Corporation to DNA Brands, Inc. as of December 31, 2009, as a direct result of the reverse capitalization has been provided. The rollforward of share activity of DNA Brands Inc. shares from December 31, 2009 through September 30, 2010, which is currently in the footnote disclosure should now facilitate a better understanding of the change in equity accounts as a result of the reverse capitalization.  Please see pages 16, 17 of the Company’s Form 10-Q/A1, and page F-36 of the Company’s Form 8-K/A3.

Comment No. 5

The shares issued to convert the Company’s Convertible Subordinated Debentures have been reconciled.  Please see page 15 of the Company’s Form 10-Q/A1.

Thank you for your cooperation in this matter.  In the event you wish to discuss any of the responses included above, or relevant to the Amendment please contact the undersigned.

Yours truly,

ANDREW I. TELSEY, P.C.

s/ Andrew Telsey
Andrew I. Telsey
For the Firm

cc:           D. Marks, President
DNA Brands, Inc.